EXHIBIT 12.1
RELIANT ENERGY, INC. AND SUBSIDIARIES
RATIO OF EARNINGS FROM CONTINUING OPERATIONS TO FIXED CHARGES
(Unaudited)

	2007	2006(1)	2005(2)	2004(3)	2003(4)
		(in thousands, except ratio amounts)
Fixed charges:
Interest expense	$349,199	$427,867	$399,281	$417,514	$406,809
Capitalized interest	4,186	—	441	45,784	84,225
Interest within rent expense	49,991	57,037	56,458	61,539	58,955

Total fixed charges	$403,376	$484,904	$456,180	$524,837	$549,989

Earnings from continuing operations:
Income (loss) from continuing operations before income taxes	$493,098	$(448,621)	$(693,827)	$(391,674)	$(840,729)
(Income) loss of equity investments of unconsolidated subsidiaries	(4,686)	(5,791)	(25,458)	9,478	1,652

Subtotal	488,412	(454,412)	(719,285)	(382,196)	(839,077)

Plus –
Fixed charges from above	403,376	484,904	456,180	524,837	549,989
Amortization of capitalized interest	8,513	8,469	8,462	7,692	5,525
Distributed income of equity investees	5,500	10,000	5,500	3,850	4,400
Less –
Capitalized interest	(4,186)	—	(441)	(45,784)	(84,225)

	$901,615	$48,961	$(249,584)	$108,399	$(363,388)

Ratio of earnings from continuing operations to fixed charges	2.24	—	—	—	—

(1)	For 2006, our earnings were insufficient to cover our fixed charges by $436 million.

(2)	For 2005, our earnings were insufficient to cover our fixed charges by $706 million.

(3)	For 2004, our earnings were insufficient to cover our fixed charges by $416 million.

(4)	For 2003, our earnings were insufficient to cover our fixed charges by $913 million.